July 26, 2006

Via Courier and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Russell Mancuso
                   Mr. Eduardo Aleman

Re: Scientific Technologies Incorporated
Amendment No. 1 to Schedule 14A Filed July 7, 2006
File No. 000-12254

Dear Mr. Mancuso and Mr. Aleman:

On behalf of Scientific Technologies Incorporated (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Commission") received by letter dated July 21, 2006, relating to the above-referenced Amendment No. 1 to the Preliminary Proxy on Schedule 14A filed July 7, 2006. The Company is concurrently filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement ("Amendment No. 2").

For the convenience of the Staff, we are enclosing herewith (i) marked copies of Amendment No. 2 and (ii) marked copies of Annex B attached to Amendment No. 2. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response thereto. With this letter, we have enclosed as Exhibit A a statement from the Company which sets forth the written acknowledgements requested in the Staff's July 21, 2006 letter.

Questions and Answers about the Special Meeting, page 1

  Please clarify whether the disclosed per share merger consideration to be paid to all shareholders, including affiliates, includes the consideration the affiliates paid for your Automation Products Group.

  We respectfully advise the Staff that the per share merger consideration to be paid to shareholders as disclosed in the proxy statement includes the anticipated $6,000,000 of consideration to be paid to the Company upon the sale of its Automation Products Group business. Clarifying disclosure has been made (or referenced) on pages 1, 7 and 38 of Amendment No. 2.

  Opinion of STIZ's Financial Advisor, page 8

  Please provide an analysis supporting your statement that the sale of the Automation Products Group does not "materially relate" to the merger given that it represents a portion of the consideration to be received by shareholders and is a condition of the merger.

  We supplementally advise the Staff that the fairness opinion of The Spartan Group rendered in connection with the sale of the Company's Automation Products Group business ("APG") does not materially relate to the merger transaction on which the Company's shareholders are voting. First, the consideration to be received from the APG sale represents less than 6% of the estimated aggregate consideration to be received by Company shareholders. The opinion of The Spartan Group which addresses the merger and which, therefore, relates to greater than 94% of the aggregate consideration to be received, has been furnished to shareholders in the proxy statement. Second, the sale of APG is just one of several conditions to the closing of the merger with Omron. Although the shareholders of the Company should evaluate each of the closing conditions in their overall analysis of the merger, the proposal in the proxy statement is whether or not to approve and adopt the merger agreement in its entirety and to approve the merger. (Because the sale of APG is not the sale of "all or substantially all" of the Company' property, the Company has concluded that Oregon law does not require it to seek shareholder approval of the APG sale.) Because the fairness opinion regarding the sale of APG addresses only a small portion of the aggregate consideration to be received and the APG sale is only one of several closing conditions to the merger, the Company respectfully submits that the APG sale does not materially relate to the merger on which shareholders will be asked to vote.

  Fees and Expenses, page 11

  Please expand your disclosure in response to prior comment 8 to quantify the amount that the per share merger consideration will be reduced due to fees and expenses. Note that the per share merger consideration that you disclose on the cover and throughout your document should be the minimum amount of consideration that shareholders will receive; you may than disclose that you may pay additional consideration due to factors that you describe and quantify, such as expenses being lower than expected.

  We respectfully advise the Staff that the per share merger consideration that has been disclosed throughout the proxy statement includes an estimate of the transaction fees and expenses. The revised disclosure on page 38 of Amendment No. 2 shows the estimated transaction fees and expenses as a reduction to the aggregate merger consideration. The amount by which the per share merger consideration will be reduced due to fees and expenses will be fixed prior to mailing definitive proxy materials to Company shareholders. Moreover, the per share merger consideration will not be decreased or increased after the mailing of definitive proxy materials to the shareholders.

  The Merger, page 20

  We note your response to comment 1 regarding the calculation of the merger consideration. In an appropriate section of your document, please explain how the consideration will be calculated and the reason for the formula.

  In response to the Staff's comment, the Company has provided an explanation of the calculation of merger consideration and the reasons for such formula on page 38 of Amendment No. 2.

  Background, page 20

  With a view toward clarified disclosure, please tell us why, according to page 7, your parent company is receiving $88,800,000 of the $94,000,000 consideration. Please also reconcile these numbers with the $108.2 million consideration disclosed on page 29, and tell us why this figure differs from the offer amount disclosed on page 26 of the financial advisor's April 24, 2006 material provided to us.

  We respectfully advise the Staff that, as previously disclosed on page 7 of the proxy statement, the shareholders of the Company's parent company ("Parent") will receive cash payments which, in the aggregate, equal the per share merger consideration multiplied by the number of shares of Company capital stock held by Parent at closing. Specifically, Parent holds approximately 86% of the outstanding capital stock of the Company and, therefore, Parent's shareholders will receive, in the aggregate, approximately 86% of the total merger consideration at closing. As set forth in detail on page 38 of Amendment No. 2, the aggregate merger consideration is currently estimated to be $110.3 million. Accordingly, the consideration currently estimated to be received by shareholders of Parent for the sale of their shares of Parent to Omron is $94.8 million. The amounts on pages 7, 33 and 37 have been revised in Amendment No. 2.

  As described in our letter dated July 6, 2006, the consideration to be received by shareholders pursuant to the merger agreement will not be known until the "Adjustment Date" is determined. The "Adjustment Date" is dependent upon the expected mailing date of the definitive proxy statement. For this reason, the estimates of merger consideration thus far have been based upon the most recent available financial data. For example, the "estimated shareholder consideration" of $108.2 million set forth on page 28 of the previously filed proxy statement was estimated using data as of April 24, 2006 assuming an "Adjustment Date" of April 30, 2006. Whereas, the estimated aggregate consideration calculated on page 38 of Amendment No. 2 utilizes data as of May 31, 2006. Currently, the Company is in the process of compiling its balance sheet as of June 30, 2006 and, once completed, the estimated aggregate merger consideration will be calculated using such date as the "Adjustment Date." The Company anticipates that the final aggregate and per share merger consideration, which will be set forth in the definitive proxy statement, will be based upon a June 30, 2006 "Adjustment Date."

  In response to the Staff's inquiry, the difference between the $108.2 million consideration disclosed on page 29 of the previously filed proxy statement (page 28 of Amendment No. 2) and the slightly higher amount shown on page 26 of the financial advisor's April 24, 2006 materials relates to the inclusion of an estimate for cash proceeds to the Company resulting from the assumed exercise of all outstanding options. As noted on page 14 of the financial advisor's April 24, 2006 materials, because the assumption would result in a higher number of shares outstanding, the higher amount would result in the same per share consideration of $10.76 as is set forth on page 29 of the proxy statement. As stated above, the data utilized to calculate the consideration set forth in the "Opinion of Financial Advisor to the STIZ Board of Directors" is estimated as of April 24, 2006 assuming an "Adjustment Date" of April 30, 2006; the data utilized to calculate the consideration set forth in the financial advisor's confidential materials was estimated as of the same date.

  Financial Analyses, page 27

  Please expand your disclosure in response to prior comment 17 to clarify how the financial advisor determined which comparable companies and transactions that satisfied the selection criteria to exclude from its analysis.

  In response to the Staff's comment, additional disclosure was added on pages 29 and 30 to clarify the selection process. We respectfully advise the Staff that The Spartan Group included in its analysis all companies and businesses that it believed were comparable to the Company and the transaction.

  Transactions Related to the Merger, page 37

  We note your response to comment 2. Please note that we will continue to review your analysis once we have received your response to the comments in this letter.

  The Company duly notes the Staff's comment.

  Please disclose the terms of the $6,000,000 note.

  We respectfully advise the Staff that Automation Products Group, LLC will pay the $6,000,000 purchase price in cash rather than in the form of a promissory note. The disclosure on page 37 of Amendment No. 2 has been revised accordingly.

  Annex B

  We note the revisions to the fairness opinion in response to comment 21. However, the opinion limits the use "solely" to the board of directors. Please revise to delete any portion of the opinion that limits shareholders' ability to rely on it, or, alternatively, add an explanation as referenced in prior comment 21.

  In response to the Staff's comment, The Spartan Group has revised its fairness opinion, which is attached as Annex B to the proxy statement, to delete the word "solely." The Spartan Group does not believe that any language remains in its opinion that would limit the use of its opinion, so long as the written consent of The Spartan Group is obtained prior to such use.

  We note your response to comment 22 that the condition has been satisfied. However, the disclosure on page 25 states only that neither The Spartan Group nor its counsel have objected to the disclosure, not that they have found it acceptable. Please revise your disclosure to make clear whether this condition has been satisfied.

In response to the Staff's comment, the statement on page 25 of Amendment No. 2 has been revised.

Should the Staff have any additional comments or questions, please direct them to me or Patrick J. Schultheis of this office. We can be reached at (206) 883-2500.

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Drew G. Markham

cc: Scientific Technologies Incorporated
       Joseph J. Lazzara, Chief Executive Officer
       Richard O. Faria, Chief Financial Officer

       Wilson Sonsini Goodrich & Rosati, P.C.
       Patrick J. Schultheis, Esq.
       Robert F. Kornegay, Esq.

Exhibit A

In connection with the letter dated July 26, 2006 of Scientific Technologies Incorporated to the Staff of the Securities and Exchange Commission relating to Amendment No. 2 to the Preliminary Proxy on Schedule 14A filed July 27, 2006, the undersigned hereby acknowledges the following:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Joseph J. Lazzara
 Joseph J. Lazzara
President and Chief Executive Officer